  Exhibit 99.1

High Tide Closes Acquisition of Jimmy's Cannabis Shop BC

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, Dec. 29, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that further to its press release dated September 29, 2022, the Company has completed its acquisition (the "Acquisition") of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy's Cannabis Shop BC ("Jimmy's"), resulting in High Tide's acquisition of two retail cannabis stores currently operated by Jimmy's in British Columbia (the "Stores") for $5.3 Million (the "Transaction"). The Stores are located at 1225 Cranbrook Street North, Cranbrook and 1543 Victoria Street, Prince George.

The Cranbrook store is located near the base camp of the Kootenay Rockies and is within a short drive of award-winning golf courses and nature trails. It is also situated within a commercial complex that includes a prominent local grocery store as well as a multinational hotel chain. The Prince George store is situated within the largest city in northern British Columbia, which is also close to the crossroads of provincial highways 16 and 97. The store itself is located within a commercial plaza including a national pharmacy chain and a major discount clothing retailer.

The closing of the Transaction brings High Tide's nationwide store count to 149, including six in British Columbia. The Company also anticipates the organic opening of its location in Kamloops, BC, imminently.

For the trailing four months ended May 31, 2022, the Stores generated annualized revenue of $5.4 Million and annualized Adjusted EBITDA1 of $1.0 Million. The purchase price represents 5.25x annualized Adjusted EBITDA for the trailing four months ended May 31, 2022.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of a share purchase agreement, dated September 28, 2022 (the "Acquisition Agreement"). High Tide acquired 100% of Jimmy's for 2,595,533 common shares of High Tide (each, a "High Tide Share") valued at $5.3 Million (the "Share Consideration"), on the basis of a deemed price of C$2.0365 per High Tide Share. The purchase price is subject to a post-closing working capital adjustment provision, to address any increase or decrease of working capital, inventory or cash estimated as of the closing date. The closing of the Transaction remains subject to final approval from the TSX Venture Exchange ("TSXV"). Pursuant to the Acquisition Agreement, 70% of the High Tide Shares issued are subject to a four month hold.

[1] Adjusted EBITDA is a non-IFRS financial measure.

ABOUT JIMMY'S

Jimmy's strives to find a balance between being a boutique and a neighbourhood store using a heritage theme that is both reflective of the individual communities in which it does business and chronicling Jimmy's cultural relationship with cannabis over the past 100 years. At Jimmy's, we love to have fun, but we also have the knowledge, background, and training to ensure clients can purchase responsibly.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 149 current locations spanning across British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "may", "should", "could", "intend", "expect", "believe", "will", "anticipate", "plan", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief, estimates, or assumptions that while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the closing of the Acquisition at the purchase price announced herein and receipt of final TSXV approval of the Acquisition; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company remaining on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; and the Company's ability to successfully integrate the operations of any business acquired within the Company's business.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. A discussion of some of the material risk factors applicable to High Tide can be found in the "Non-Exhaustive List of Risk Factors" section in Schedule A to the Company's current annual information form, as such factors may be further updated from time to time in its periodic filings, available at www.sedar.com and www.sec.gov. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation about annualized revenue and annualized Adjusted EBITDA, which is all subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable law, the Company undertakes no obligation to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 15:19e 29-DEC-22